Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

NEWS RELEASE

LINN ENERGY PROVIDES UPDATED FINANCIAL GUIDANCE,

NEW INVESTOR PRESENTATION

AND ISS RECOMMENDATION

HOUSTON, December 3, 2013 – LINN Energy, LLC (NASDAQ: LINE) announced today that it is updating its fourth quarter 2013 guidance, posting a new investor presentation and announcing the recommendation of a leading independent proxy voting and corporate governance advisory firm.

UPDATED FINANCIAL GUIDANCE

LINN Energy, LLC (“LINN” or the “Company”) reiterates total estimated production during the fourth quarter to be between 840 MMcfe/d and 860 MMcfe/d, which includes the impact from recent severe winter weather in the Permian and Mid-Continent operating regions. Additionally, LINN increased its fourth quarter guidance for “excess of net cash”(1) to be approximately 5-10% above the Company’s current distribution, compared to prior guidance of zero percent above the Company’s current distribution. Both estimates do not include the anticipated positive impact from the pending merger with Berry Petroleum Company (“Berry”). During the quarter, production has remained on-track, NGL prices have continued to increase and the Company has continued to realize lower operating expenses, all of which have contributed to this updated fourth quarter guidance.

For the full-year 2013, LINN estimates production growth of 8-10%, which remains on-track with the previous guidance provided by the Company.

(1)	Excess (shortfall) of net cash provided by (used in) operating activities after distributions to unitholders and discretionary adjustments considered by the Board of Directors.

NEW INVESTOR PRESENTATION

Today, LINN posted a new investor presentation on the Company’s website at www.linnenergy.com. To view this material, go to the “Investor Center” link and select “Presentations.” The presentation includes an overview of the Berry merger, current operational outlook for LINN and Berry, and additional information regarding the extensive acreage positions held by both companies in the Permian Basin.

ISS RECOMMENDATION

Additionally, the Company announced today that Institutional Shareholder Services (“ISS”), a leading independent proxy voting and corporate governance advisory firm, recommends unitholders and shareholders vote “FOR” all proposals including the proposed merger with Berry (NYSE:BRY) at the meetings of LINN Energy unitholders and LinnCo shareholders scheduled for Monday, December 16, 2013.

ABOUT LINN ENERGY

LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN Energy is a top-15 U.S. independent oil and natural gas development company, with approximately 4.8 Tcfe of proved reserves in producing U.S. basins as of December 31, 2012. More information about LINN Energy is available at www.linnenergy.com.

ABOUT LINNCO

LinnCo was created to enhance LINN Energy’s ability to raise additional equity capital to execute on its acquisition and growth strategy. LinnCo is a Delaware limited liability company that has elected to be taxed as a corporation for United States federal income tax purposes, and accordingly its shareholders will receive a Form 1099 in respect of any dividends paid by LinnCo. More information about LinnCo is available at www.linnco.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements.” All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include, but are not limited to forward-looking statements about acquisitions, timing and payment of distributions, and the expectations of plans, strategies, objectives and anticipated financial and operating results of the company, including the company’s drilling program, production, hedging activities, capital expenditure levels and other guidance included in this press release. These statements are based on certain assumptions made by the company based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks relating to the company’s financial and operational performance and results, availability of sufficient cash flow to pay distributions and execute its business plan, prices and demand for oil, natural gas and natural gas liquids, the ability to replace reserves, effects of the pending SEC inquiry and other legal proceedings, and efficiently develop current reserves and other important factors that could cause actual results to differ materially from those projected as described in the company’s reports filed with the Securities and Exchange Commission. See “Risk Factors” in the company’s Annual Report filed on Form 10-K, as amended and other public filings and press releases.

Any forward-looking statement speaks only as of the date on which such statement is made and the company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts:	LINN Energy, LLC and LinnCo, LLC

Investors & Media:
Clay Jeansonne, Vice President, Investor and Public Relations
281-840-4193

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LINN and LinnCo have filed with the SEC a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com.

Participants in the Solicitation

LinnCo, LINN and Berry and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LinnCo and LINN’s directors and executive officers is available in the Registration Statement on Form S-4 relating to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012, dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this press release are made only as of the date hereof. None of LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

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